Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 o: 212.999.5800 f: 212.999.5801

February 17, 2022

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Todd Schiffman
Sandra Hunter Berkheimer
John Spitz
Amit Pande

Re:	Aquaron Acquisition Corp.
Amendment to Draft Registration Statement on Form S-1
Submitted December 20, 2021
CIK No. 0001861063

Ladies and Gentlemen:

On behalf of our client, Aquaron Acquisition Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated January 14, 2022, relating to the above-referenced Amendment to Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amended S-1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on December 20, 2021), all page references herein correspond to the page of Amended S-1.

Amendment No. 4 to Draft Registration Statement on Form S-1

Cover Page

1.	Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. We note your statement on page 2 that, “We affirmatively exclude as an initial business combination target any company of which financial statements are audited by an accounting firm that the United States PCAOB is unable to inspect for two consecutive years beginning in 2021...”. We also note that it would be possible that there could be a future change in auditor and the PCAOB may or may not be able to inspect that auditor.

In response to the Staff’s comment, the Company has added the corresponding disclosure on the cover page of the Amended S-1.

Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 o: 212.999.5800 f: 212.999.5801

Exhibit 5.1, page II-5

2.	We reissue comment 8. We do not see a revision to the opinion which clarifies that investors in this offering may rely upon the opinion.

In response to the Staff’s comment, the Company has revised the statement of Exhibit 5.1 to clarify that investors in this offering may rely upon this opinion.

General

3.	Please update the prospectus for recent regulatory developments that may be applicable to the company or this offering including the China Securities Regulatory Commission draft rules (December 24, 2021), the new Negative List for Foreign Direct Investment (December 27, 2021) and the Cybersecurity Review Measures (January 4, 2022).

In response to the Staff’s comments, the Company has updated the disclosures of such recent regulatory development on pages 4, 5, 6, 60, 61, and 62 of the Amended S-1 accordingly.

Please direct any questions regarding the Company’s responses or the Amended S-1 to me at (212) 497-7747.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Sally Yin
Sally Yin

cc:	Jie Weng, Aquaron Acquisition Corp.
Chris F. Fennell, Wilson Sonsini Goodrich & Rosati, P.C.